SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 17, 2018	By	/s/ Hitomaro Yano
Hitomaro Yano
Director,
Executive Officer
ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 17, 2018 – ORIX Corporation (“ORIX”), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Effective as of January 1, 2019

Director, Managing Executive Officer Responsible for Enterprise Risk Management Headquarters Global General Counsel	Director, Managing Executive Officer Head of Enterprise Risk Management Headquarters Global General Counsel	Stan Koyanagi

Managing Executive Officer Head of Corporate Business Headquarters	Managing Executive Officer Head of Domestic Sales Administrative Headquarters Head of Eastern Japan Sales Headquarters	Satoru Matsuzaki

Managing Executive Officer Deputy President, ORIX Corporation USA	Executive Officer Deputy President, ORIX Corporation USA	Yoshiteru Suzuki

Managing Executive Officer Responsible for Treasury and Accounting Headquarters Assistant to CEO	Senior Advisor Assistant to CEO	Shoji Taniguchi

Executive Officer Assistant to Responsible for Enterprise Risk Management Headquarters	Executive Officer Deputy Head of Enterprise Risk Management Headquarters	Yoshiko Fujii

Executive Officer Head of Enterprise Risk Management Headquarters General Manager of Group Compliance Department	Special Assistant to Head of Enterprise Risk Management Headquarters General Manager of Group Compliance Department	Takayuki Okamoto

Executive Officer

Deputy Head of Credit and Investment Management Headquarters

General Manager of Credit Evaluation Department

General Manager of Investment Evaluation Department

General Manager of Transaction Legal Department

Special Assistant to Head of Credit and Investment Management Headquarters

General Manager of Credit Evaluation Department

General Manager of Investment Evaluation Department

General Manager of Transaction Legal Department

Yasuhiro Tsuboi

Group Senior Managing Executive Chairman, ORIX Auto Corporation	Group Senior Managing Executive President, ORIX Auto Corporation	Katsunobu Kamei

New Position	Present Position	Name
Group Executive President, ORIX Rentec Corporation	Executive Officer Head of Western Japan Sales Headquarters Group Kansai Representative	Shinichi Obara

Group Executive Group Kansai Representative Responsible for Integration of DAIKYO INCORPORATED President, ORIX Real Estate Corporation	Group Executive Group Kansai Deputy Representative President, ORIX Real Estate Corporation	Toyonori Takahashi

Group Executive Director, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd. President, Osaka City Dome Co., Ltd.	President, ORIX Baseball Club Co., Ltd. President, Osaka City Dome Co., Ltd.	Michio Minato

Group Executive President, ORIX Auto Corporation

Deputy Head of Domestic Sales Administrative Headquarters

Deputy Head of Eastern Japan Sales Headquarters

General Manager of Domestic Business Promotion Department

President, NS Lease Corporation., Ltd.

Yuji Kamiyauchi

Group Executive Deputy President, ORIX Real Estate Corporation	Senior Managing Executive Officer, ORIX Real Estate Corporation	Takaaki Nitanai

Retire*[1]	Group Senior Managing Executive President, ORIX Life Insurance Corporation	Kazunori Kataoka

*1	Mr. Kataoka will continue his role as a President of ORIX Life Insurance Corporation.

•	Organizational Reform (Effective as of January 1, 2019)

Domestic Sales Administrative Headquarters, Eastern Japan Sales Headquarters and Western Japan Sales Headquarters will be realigned into Corporate Business Headquarters.

Open Innovation Business Department and Group IoT Business Department will be incorporated into Corporate Business Headquarters.

Domestic Sales Administrative Office will be realigned into Corporate Business Administrative office.

Group Governance Department will be newly established.

Administration Department will be realigned into Financial Law Support Department.

Data Transformation Department, Digital Transformation Department and Innovation Department will be newly established.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”